

June 9, 2010

David J. Power, General Counsel
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re:** **Velti plc**
> **Registration Statement on Form F-1**
> **Filed on May 13, 2010**
> **File No. 333-166793**

Dear Mr. Power:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on their trading price on the AIM market of the London Stock Exchange (the "home market price"), you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Also, disclose the current home market price in U.S. dollars, based on the most current exchange rate. Refer to Item 501(b)(3) of Regulation S-K.

Cover Page of the Prospectus

2. Please remove the reference to "Sole Book-Running Lead Manager" from the cover page. We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Prospectus Summary

The Industry and its Challenges, page 1

3.   With respect to third-party statements in the prospectus, such as the data from ABI Research cited in this section, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Supplementally tell us whether the source of the data is publicly available and whether you commissioned the referenced sources. Also, please provide support for your claim that you have the ability to reach more than 2.5 billion people in over 35 countries.

Risk Factors

4.   We note the statement in the introductory paragraph to this section that "[a]dditional risks not presently known by us or that we currently deem immaterial may also impair our business operations. Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

5.   If you intend to rely on the Nasdaq rule that permits a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent, then provide a risk factor that discloses this reliance, describes the corporate governance matters affected, and discusses whether Jersey's requirements provide less protection than those required under the Nasdaq rules.

"We have a limited operating history in an emerging industry…," page 11

6.   You disclose in this risk factor that you were formed in April 2000. Given that you have been in existence for 10 years, please clarify why you believe you have a limited operating history. Also, please revise this risk factor to omit the comprehensive list of risks that you face. Many of these risks are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such material risk separately.

"We have in the past and may in the future experience deficiencies…," page 12

7.   Please identify the steps you have taken to address the material weaknesses in your internal control over financial reporting and identify the time period during which such

steps were taken. To the extent the measures taken involved material costs, please disclose those costs in this risk factor and in your Management's Discussion.

"The success of our business depends, in part, on wireless carriers…," page 15

8.   We note your disclosure in this section that wireless carriers may classify your messages as "spam" or otherwise block your messages, which could adversely affect your business and results of operations. If the blocking of your messages by wireless carriers has had a material impact on your results of operations during the past three years, please quantify such impact in this risk factor.

"Our earnings may be adversely affected by fluctuations in foreign currency values," page 19

9.   Clarify whether the recent devaluation of the euro has affected or is expected to affect materially your results of operations or financial condition.

"If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed", page 23

10.   Since you conduct business in both China and India, identify those countries as examples of countries that do not protect a company's intellectual property to the same extent as the United States and European countries.

"A change in our tax residence could have a negative effect on future profitability," page 30

11.   Please address here or in another risk factor how your operations would be affected by changes in the Isle of Jersey tax code. Specifically, please discuss the material effects on your tax liability of potential changes in the tax code caused by the EU Code of Conduct on Business Taxation or similar provisions binding the Isle of Jersey. We understand that the EU's Tax Code of Conduct Group intends to formally assess the Isle of Jersey's tax arrangements in September of this year.

"We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses", page 30

12.   Clarify that you would lose your foreign private issuer status if a majority of your shareholders *and* a majority of your directors or management are U.S. citizens or residents. Further clarify what are the "additional requirements necessary to avoid loss of foreign private issuer status" to which you have referred. Also, identify the "certain U.S. regulatory provisions" with which you have elected to comply voluntarily. Further disclose that, if you lost your foreign private issuer status, you would have to comply mandatorily with U.S. federal proxy requirements, and your officers, directors and principal shareholders would become subject to Exchange Act Section 16's short-swing profit disclosure and recovery provisions, which could increase your costs.

Use of Proceeds, page 34

13.   We note that you intend to use a portion of the net proceeds of this offering to repay outstanding debt. Please tell us if any of the debt you intend to repay with offering proceeds was incurred within the past year. If so, disclose in this section how you used such proceeds. Refer to Item 4.a of Form F-1 and Item 3.C.4 of Form 20-F.

Capitalization, page 37

14.   The capitalization table should not function as a balance sheet. Accordingly, please delete the "cash and cash equivalents" item.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

15.   The head note indicates that the "pro forma adjustments primarily relate to intangible asset amortization…" However we note that amortization expense was not included as a pro forma adjustment. Please revise the head note to clarify this omission or add the noted pro forma adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

16.   Consider expanding this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350. For example, you disclose in your risk factor discussion that wireless carriers may classify your messages as "spam." Consider addressing how this uncertainty may affect your financial condition and results of operations in future periods. Also, discuss in this section whether the current fiscal crisis in Greece may affect your ability to receive additional government grants to aid your technology development efforts. Refer to Item 5.A.4 of Form 20-F.

Geographic Concentration, page 49

17.   Disclose the reasons for and reconcile the disproportionate relationship between your European revenues, disclosed here and in Note 4, page F-16 and the pre-tax losses attributable to your UK operations as disclosed in Note 13, page F-29. MD&A should include a discussion of the geographic segment data pursuant to Codified FRR 501.06.a. Known trends, demands, commitments, events or uncertainties within the geographic segments that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in FRR 501.06.a.

Critical Accounting Policies and Significant Judgments and Estimates, page 49

18.   We note that your disclosure in this section appears to duplicate the description of certain accounting policies that are already disclosed in the notes to your consolidated financial statements. Please revise your disclosures to provide and analysis of your accounting estimates or assumptions that involve a significant level of subjectivity and judgment involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section V of SEC Release 33-8350.

Share-Based Compensation Expense, page 51

19.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

20.   We note that the fair value of your share awards approximates market value on the date of grant. Revise to describe the objective evidence that supports your determination of market value on the date of grant. To the extent market value is based on quoted prices on the AIM market of the London Stock Exchange, please specify how the fair values of your awards relate to such quotes.

21.   Please provide us with the following information in chronological order for share option grants, deferred share awards or other equity transactions for the one year period preceding the most recent balance sheet date:

- the nature and type of share option or other equity related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures and
- the amount and timing of expense recognition.

Please continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

22.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

23.   In the Note 18 to the financial statements, please revise to include, for each grant date during the 12 months prior to the date of the most recent balance sheet included in the filing, the number of options or shares granted, the exercise price, the fair value of the common stock, how that fair value was determined and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

Results of Operations, page 54

24.   Throughout your discussion of results of operations, you refer to two or more sources as components that contributed to material changes. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. Refer to the interpretive guidance in Section III.D of SEC Release 33-6835.

Cost of revenue and gross profit, page 55

25.   You disclose that the increase in gross profit in 2009 over 2008 was due in part to "several contracts for which (you) commenced providing services and accordingly recognized costs in 2008, (and you) did not complete negotiation of all terms of the contracts until 2009, and accordingly did not meet all of the criteria required to recognize the revenue generated under such contracts until 2009." Please explain further the accounting literature relied upon to support the timing and recognition of costs and revenues in both fiscal years ended 2009 and 2008. In addition, please describe any contract provisions that caused the timing of cost recognized in 2008 with related revenues recognized in 2009.

General and Administration Expenses, page 55

26.   Please revise to provide quantification of the amounts and elements comprising the material increase in G&A expenses for the year ended December 31, 2009 by $20.0 million, a 246% increase over the same period in 2008. Please disclose whether these increased costs represent a trend or uncertainty reasonably likely to impact future results of operations or financial position.

Liquidity and Capital Resources

Operating Activities, page 60

27.   We note that the decrease in cash flow from operation activities in 2009 was partly attributed to a "delay in payments from customers due to the detrimental economic

climate." Please revise disclosure to explain this trend in further detail including the underlying reasons for the delay in collections and the how the trend may impact future cash flows. Also, please consider supporting your analysis with financial ratios such as "day's sales outstanding." Refer to Section IV of SEC Release 33-8350.

Foreign Currency Risk, page 62

28.   In view of the material foreign currency transaction loss in 2008, please explain and disclose further why you believe you do not have currently any "significant direct foreign exchange risk." In your response consider Item 305 of Regulation S-K disclosure requirements for material exposure to market risk and tell us why you believe you have no material exposure. Please disclose what changed in your business or foreign operations and cash flows that would have mitigated such risk currently. We also note that some of your assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rubles, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan.

Executive Officers and Directors

Terms of Directors; Nomination of Directors, page 85

29.   You indicate in this section that at each annual meeting of shareholders, one-third of your directors must "retire" and seek re-election to the board. Please disclose the date of expiration of the current terms of each of your directors. Refer to Item 4.a of Form F-1 and Item 6.C.1 of Form 20-F.

Related Party Transactions

Thor Luxembourg S.a.r.l., page 103

30.   We note that you have filed an amended and restated version of the Facilities Agreement dated October 14, 2009 as Exhibit 10.9 to your registration statement. Please revise your discussion of the Facilities Agreement to reference the amended and restated agreement. Also, please disclose in this section that you were not in compliance with a financial measurement covenant in the Facilities Agreement and Thor waived that covenant through July 1, 2011.

Underwriting, page 136

31.   We note the table in this section disclosing the high and low closing sale prices of your ordinary shares on AIM for each quarter of fiscal years 2008 through 2010. Please also disclose the annual high and low market prices of your shares on AIM since fiscal 2006 and those prices for each of the last six months. Refer to Item 4.a of Form F-1 and Item 9.A.4 of Form 20-F.

Additional Information, page 142

32.   Plainly state that your Exchange Act reports and other SEC filings will be available
        through the SEC's EDGAR system. Also, disclose that, while your Form 20-F annual
        report for your fiscal year ended December 31, 2010 will be due six months following the
        end of that year, for fiscal years ending on or after December 15, 2011, you will be
        required to file your Form 20-F annual report within 120 days after the end of each fiscal
        year. Refer to Release No. 33-8959.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

33.   For your equity method investments disclosed in Note 10, please tell us how you
        evaluated whether the entity is a variable interest entity and if so, whether you are the
        primary beneficiary. We note your investment in HT Mobile Solutions includes provision
        of your technology platform and certain exclusive contractual agreements, as disclosed
        on page 75 and Amplus S.A. related party matters disclosed in Note 20, page F-38. Also,
        please tell us how you considered the disclosure requirements of ASC 810-10-50.

Revenue Recognition, page F-9

34.   Please explain in further detail the services you deliver for your customers such as the
        messages you describe in a risk factor on page 15. Also, tell us how your services are
        delivered to your customers' subscriber bases. For example, tell us whether messages are
        delivered via email, text, web page views, etc. Lastly, please clarify how your
        platform(s) allows your customers "to use mobile and traditional media, such as
        television, print, radio and outdoor advertising, together to reach targeted consumers" as
        disclosed in your overview.

35.   Based on disclosure in note 3 you have software arrangements requiring modification
        accounted for using the percentage of completion accounting. On page 45 you disclose
        deployment of software to customers and then provide management services. Also in
        Note 3 you disclose that software product development costs are incurred for software
        product and platforms sold to customers. Please explain how you account for any
        software sales and how your accounting complies with ASC 985-605.

36.   You indicate that in some arrangements you offer extended payment terms to your
        customers. Please tell us what arrangements these apply to, your customary payment
        terms and what you consider to be extended payment terms.

37.   Please explain in reasonable detail, the control deficiencies and material weaknesses relating to revenue recognition and other areas you disclose on page 12 including the types of arrangements that have been affected. Also, please describe the "efforts" you have made to improve your accounting policies and procedures and the results of those efforts.

38.   We note from your overview discussion that you deliver your software-as-a-service (SaaS) on a stand-alone basis, self-service basis or as a managed service. Please describe the standard terms of the three alternative delivery methods in further detail and tell us how your revenue recognition policy for each alternative delivery method complies with the guidance under ASC 985-605-55. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Please tell us how you considered the guidance of ASC 985-605-05-4 and ASC 985-605-55-119 to 125.

39.   We note that you classify all revenues as services in your statements of operations however it appears based on disclosures elsewhere in the filing that you also have product revenues as well as bundled arrangements containing both products and services. Please explain your basis of presentation classifying all revenues as services and why you believe such presentation is reasonable. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

40.   We note that your arrangements may contain more than one type of product and service, however, your policy does not appear to address how you allocate arrangement consideration among the elements or deliverables. Please explain how you apply the guidance of ASC 605-25-25 to such arrangements and revise to provide the disclosures in SAB Topic 13 and ASC 605-25-50-1 through 50-2 for each material type of product or service element in multiple-element transactions. Please include the policy that addresses how the elements are determined and valued.

41.   Please tell us whether you provide maintenance or postcontract customer support. To the extent you provide such services, please explain how you allocate arrangement consideration and how you recognize revenue for such services.

42.   We note that you recognize revenues on a gross basis for some arrangements and on a net basis for others. Please explain how you considered each of the indicators set forth in ASC 605-45-45-3 and ASC 605-45-45-15 in determining whether report revenues on a

gross or a net basis. Please provide us a supplemental analysis of the proportion of gross and net revenues included in your revenues for the three years ended December 31, 2009.

43. We note that a portion of your revenue is recognized under the percentage of completion method. Please tell us how you apply the contract accounting guidance, beginning with ASC 985-605-25-88, to your arrangements. Please tell us the amounts of revenue and costs of revenue recognized under this method in each of the periods presented.

44. Clarify in your note the nature and terms of the "accrued contract receivables" shown in the balance sheet.

45. We note from disclosure on page 15 that you sometimes accept unfavorable contract terms including indemnity, limitation of liability, refund, penalty or other terms. Please explain how these terms impact your revenue recognition.

Intangible Assets

Software Development Costs, page F-10

46. We note your disclosure "we capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased." However, we also note that you disclose no product sales in your statements of operations and you refer to many of your revenue-generating activities as services. Please tell us how you considered the guidance of ASC 985-605-55-125 which indicates that software that is never sold, leased or licensed is considered to be utilized in providing services and the development costs should be accounted for under ASC 340-50.

Allowance for Doubtful Accounts, page F-13

47. We note that your trade receivables nearly tripled in 2009, going from $11.0 million in 2008 to $32.5 million in 2009. Please explain how you determined that an allowance for doubtful accounts of $0.1 million was sufficient at the end of 2009 considering the "delay in payments from customers resulting from detrimental economic conditions."

Note 4. Segment and Geographic Information, page F-16

48. We note that you do not separately disclose revenues for each of your products or services or groups of products and services. Please tell us how your presentation complies with ASC 280-10-50-40.

49. We note that you present revenues by geographic region, rather than country, and that revenues pertaining to Europe accounted for approximately 73% of total revenues in 2009. Please tell us how you considered disclosing revenues from external customers

attributed to your domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please refer to ASC 280-10-50-41(a).

Note 8. Intangible Assets, page F-21

50.   Revise to disclose the weighted-average amortization period, in total and by major intangible asset class. See ASC 350-30-50-1.

Note 10. Equity Method Investments, page F-22

51.   We note the table of summarized financial information for your equity method investments. Please tell us how this presentation complies with the guidance of Rule 4-08(g) and Rule 1-02(bb) of Regulation S-X. In this regard, the table does not appear to include all of the required disclosures such as current assets or gross profit.

Note 18. Share-Based Compensation, page F-35

52.   We note that you combine the activity related to deferred share awards and share options in a single table. Please tell us how you considered disclosing the activity relating to these instruments in separate tables since they have different characteristics. Please refer to ASC 718-10-50-2(g).

53.   Please tell us how you considered disclosing the amount of share-based compensation expense included in specific line items in the financial statements such as cost of revenue, selling & marketing expenses and general & administrative expenses. Please refer to SAB Topic 14.F.

Item 9. Undertakings, page II-4

54.   Please tell us why you changed the text of the undertaking required by Item 512(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you need further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 687-1189
        Sally J. Rau, Esq.
        DLA Piper LLP